

August 5, 2016

Mail Stop 4631

<u>Via E-mail</u>
Ronald J. Lataille
Chief Financial Officer
UFP Technologies, Inc.
100 Hale Street
Newburyport, Massachusetts 01950

>   **Re:** **UFP Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **File No. 1-12648**

Dear Mr. Lataille:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements

Note 20- Related Party Transactions, page F-25

1.   Please tell us why you did not include disclosure regarding the transactions between UFP Technologies, Inc. and Vention Medical, Inc. in your Definitive Proxy Statement considering the board of directors of UFP Technologies, Inc. appointed Daniel Croteau to the board in 2015. See Item 404 of Regulation S-K and Question 130.03 of Compliance and Disclosure Interpretations on Regulation S-K.

Exhibits

Exhibit 23.01

2.   We note the date of the audit report disclosed in your auditor's consent does not correspond with the date of the audit report included in your Form 10-K. Please obtain a revised auditor's consent accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Frank Pigott, Staff Attorney, at (202) 551-3570, Sherry Haywood, Staff Attorney, at (202) 551-3345, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction